DSM Press Release

DSM, Corporate Communications,
P.O. [redacted], The Netherlands
fax (31) 45 5740680

DSM

01E

Heerlen (NL) / Greenville, N.C. (U.S.), 11 January 2005

DSM Expands U.S. Production Capacity for Dyneema® Fiber and Bullet Resistant Material

DSM announced today that due to increasing demand, it will add capacity for Dyneema® yarn, DSM's high-performance polyethylene (HPPE) fiber, and Dyneema® UD (UniDirectional bullet resistant sheet) in Greenville, North Carolina (U.S.). The new facilities will increase global fiber production capacity by nearly 20 percent, and UD capacity by 25 percent. Both facilities are expected to be operational beginning 2006.

Supporting High Demand for Lightweight Armor Material

DSM opened its first U.S. yarn production line in Greenville, N.C., in May 2004. Although the site is intended to serve clients in all market segments globally, it is currently dedicated to producing life protection materials, due to the ongoing increasing demand for personal security and protection against terrorism.

Colonel John Norwood, Project Manager Soldier Equipment of the U.S. Army said: *"Opening the first plant in May was a major milestone in supporting U.S. Army requirements for personal body armor. The investment in the second plant further increases the supply of this critical, lightweight, ballistic material, providing our soldiers in combat the best protection available."*

Suzanne D. Patrick, Deputy Under Secretary of Defense (Industrial Policy) stated: *"The Department of Defense's requirements and procurements of Interceptor Body Armor have increased greatly over the last two years, straining domestic industry's ability to meet our requirements for the ballistic backing material incorporated into the small arms protective insert (SAPI). The Department is pleased that DSM is expanding its U.S. production capacity for this material. This expansion should help the Department meet current and projected demands for ballistic material for SAPI and other Defense Department applications. Additionally, the expanded production capacity will enhance competition and provide U.S. jobs."*

Accommodating Current and Future Growth

"By adding this new multi-functional capacity on our highly integrated Greenville site, DSM Dyneema is responding to the continuously increasing demand for our high performance products," said Christophe Dardel, Director of DSM Dyneema. *"We will continue to show our strong support to the U.S. military, but additional capacity increase will also be necessary in order to fulfill growing demand from other market segments. Therefore, we are already investigating options to further expand our global capacity, and maintain our market leadership position".*

DSM Dyneema

DSM Dyneema is the inventor and manufacturer of Dyneema®, the world's strongest fiber. Dyneema® is a superstrong polyethylene fiber that offers maximum strength combined with minimum weight. It is up to 15 times stronger than quality steel and up to 40% stronger than aramid fibers, both on weight for weight basis. Dyneema® floats on water and is extremely durable and resistant to moisture, UV light and chemicals. The applications are therefore more or less unlimited. Dyneema® is an important component in ropes, cables and nets in the fishing, shipping and offshore industries. Dyneema® is also used in safety gloves for the metalworking industry and in fine yarns for applications in sporting goods and the medical sector. In addition, Dyneema® is also used in bullet resistant armor and clothing for police and military personnel.
Dyneema® is produced in Heerlen (The Netherlands) and in Greenville, North Carolina (U.S.A.). DSM Dyneema is also a partner in a joint venture with Toyobo, which produces Dyneema® in Osaka (Japan). Further information on DSM Dyneema is available at www.dyneema.com.

DSM

DSM is active worldwide in life science and nutritional products, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are being applied in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E & E). The group has annual sales of approximately EUR 8 billion (US $10 billion) and employs in the region of 25,000 people around the world. DSM ranks among the global leaders in many of its fields. DSM is headquartered in The Netherlands, with locations in Europe, Asia and the Americas.

For more information, contact:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (0) 45 5782421
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com